Exhibit 99.1

Mountain Province Diamonds Announces Full Year and Fourth Quarter 2021 Results, Impairment Reversal of $240.6 Million

TSX and OTCQX: MPVD

TORONTO and NEW YORK, March 28, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces its financial and operating results for the fourth quarter ("the Quarter" or "Q4 2021") and the full year ended December 31, 2021 ("FY 2021"). The Company also announces that it has recorded an impairment reversal of $240.6 million to the carrying value of the Gahcho Kué Mine's property, plant and equipment, attributable to changes in market sentiment and diamond prices.

All figures are expressed in Canadian dollars unless otherwise noted and are unaudited.

FY 2021 Highlights

  Adjusted EBITDA2 of $135.3 million up 163% (2020: $51.5 million).
  Total sales revenue at $298.3 million (US$237 million) compared to $227 million in 2020 (US$171 million) at an average realized value of $94 per carat (US$75) 2020: $68 per carat, (US$51).

Operational Highlights for Q4 and FY 2021
(all figures reported on a 100% basis unless otherwise stated)

  10,812,723 total tonnes mined during the quarter, a 10% increase on the comparable period (Q4 2020: 9,796,823). 35,447,014 total tonnes mined during FY 2021, a 1% decrease from the comparable period (FY 2020: 35,870,474).
  1,019,671 ore tonnes mined during the quarter, a 21% increase on the comparable period (Q4 2020: 840,261). 3,561,417 ore tonnes mined during FY 2021, an 8% increase from the comparable period (FY 2020: 3,286,843).
  813,308 ore tonnes treated during the quarter, a 10% increase on the comparable period (Q4 2020: 736,138). 3,082,572 ore tonnes treated during FY 2021, a 5% decrease from the comparable period (FY 2020: 3,245,941).
  1,511,253 carats recovered during the quarter at an average grade of 1.86 carats per tonne, 1% lower than the comparable quarter (Q4 2020: 1,521,617 carats at 2.07 carats per tonne). 6,229,042 carats recovered during FY 2021 at an average grade of 2.02 carats per tonne, 4% lower than the comparable period (FY 2020: 6,518,261 at 2.01 carats per tonne).

Q4 and FY 2021 Production Statistics

	2021 Q4	2020 Q4	YoY Variance	FY 2021	FY 2020	YoY Variance

Total tonnes mined (ore and waste)	10,812,723	9,796,823	10%	35,447,014	35,870,474	-1%
Ore tonnes mined	1,019,671	840,261	21%	3,561,417	3,286,843	8%
Ore tonnes treated	813,308	736,138	10%	3,082,572	3,245,941	-5%
Carats recovered	1,511,253	1,521,617	-1%	6,229,042	6,518,261	-4%
Carats recovered (49% share)	740,514	745,592	-1%	3,052,231	3,193.948	-4%

Financial Highlights for Q4 2021

  809,000 carats sold (Q4 2020: 957,000), with total proceeds of $85.1 million (US$67.6 million) compared to $80.2 million in Q4 2020, (US$61.7 million) at an average realised value of $105 per carat (US$84), Q4 2020: $84 per carat, (US$65).
  Adjusted EBITDA1 of $37.1 million.
  Earnings from mine operations of $31.7 million.
  813,308 ore tonnes treated and 1,511,253 carats recovered on a 100% basis for an average recovered grade of approximately 1.86 carats per tonne.
  Cash costs of $111 per tonne treated and $60 per carat recovered, include capitalized stripping costs1.
  Impairment reversal of $240.6 million to the carrying value of the Gahcho Kué Mine's property, plant and equipment, attributable to changes in market sentiment and diamond prices.
  Net income of $237.6 million or $1.13 earnings per share.  Included in the determination of net income for the three months ended December 31, 2021 is an impairment reversal on property, plant and equipment of $240.6 million and unrealized foreign exchange gains of $1.9 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the relative strengthening of the Canadian dollar versus the US dollar.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2021 MD&A for explanation and reconciliation.

Financial Highlights for Full Year 2021

  Total sales revenue at $298.3 million (US$237 million) compared to $227 million in 2020 (US$171 million) at an average realized value of $94 per carat (US$75) 2020: $68 per carat, (US$51). The sales revenue for 2021 does not include the upside revenue of $10.4 million from the Dunebridge Agreement.
  Adjusted EBITDA2 of $135.3 million up 163% (2020: $51.5 million).
  Earnings from mine operations of $113.7 million (2020: loss from mine operations $1.5 million).
  No repurchases of outstanding secured notes payable in 2021 and 2020.
  Cash costs of production, including capitalized stripping costs2,3 of $110 per tonne treated (2020: $103 per tonne) and $55 per carat recovered (2020: $51 per carat).
  Net income of $276.2 million or $1.31 earnings per share (2020: net loss $263.4 million or $1.25 loss per share). Included in the determination of net income is an impairment reversal on property, plant and equipment of $240.6 million (2020: impairment loss of $217.4 million) offset by an unrealized foreign exchange gain of $2.3 million (2020: $12.3 million) on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gain is a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditures were $43.8 million, $29.3 million of which were deferred stripping costs, with the remaining $14.5 million accounting for sustaining capital expenditures related to mine operations.
[2] Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2021 MD&A for explanation and reconciliation.

[3] In FY 2021 a total of 35.4 million tonnes mined, compared to a total of 35.9 million tonnes mined in 2020; a 1% decrease year over year.

Market Highlights for Q4 and Full Year 2021

In Q4 2021, 808,750 carats were sold at an average value of $105 per carat (US$84 per carat) for total proceeds of $85.1 million (US$67.6 million) in comparison to 957,120 carats sold at an average value of $84 per carat (US$65 per carat) for total proceeds of $80.2 million (US$61.7 million) in Q4 2020.

During FY 2021, 3,158,429 carats were sold at an average value of $94 per carat (US$75 per carat) for total proceeds of $298.3 million (US$237 million) in comparison to 3,329,289 carats sold at an average value of $68 per carat (US$51 per carat) for total proceeds of $227 million (US$171 million) in FY 2020.

Recovery in rough diamond prices was evident from late 2020 with Mountain Province's final sales of 2020 registering prices close to pre-pandemic levels. This price growth continued through 2021 with the Company's indicative market price index increasing 37% year on year average, or 62% from January through December 2021. Price recovery began in larger, higher quality diamonds and accelerated through all product ranges, and by year end all segments had recovered their price decline of the last two years.

Upstream stock levels are now believed to reflect operating inventories only. This supply scarcity combined with forecast higher demand for diamond jewellery support the continued stability or further growth in rough diamond prices.

Revised Operating and Cost Guidance for 2022 (all figures quoted on a 100% basis)

Due to the rapid rise in fuel costs because of the global oil price shock during the supply period, noting that the Gahcho Kué mine procures all of its diesel in the first quarter during the ice-road supply season, a significant, once-off and unbudgeted diesel price increase was experienced.  Additional issues related to the previously announced COVID-19 (Omicron) outbreak at site and the failure of the pitman bearing in the primary crusher, together have impacted annual production and costs. More than 95% of the diesel for the year has been purchased, the site is free of any COVID-19 cases, and the crusher has been repaired and is operating at full capacity.  These issues, although now managed, have had an impact on annual production and cost targets for the 2022 operating year. The Company expects:

  35 – 40 million total tonnes mined (ore and waste)
  3.75 – 4.30 million ore tonnes mined
  3.35 – 3.60 million ore tonnes treated
  6.2 – 6.4 million carats recovered
  Production costs of $131 - $137 per tonne treated
  Production costs of $71 – $76 per carat recovered
  Sustaining Capital Expenditure of $11 million

In a positive development for the mine, although a short-term constraint, during mining in the opening months of 2022, additional unmodeled resource has been encountered, carrying a lower grade than planned mining areas. This incremental, previously unmodeled kimberlite will be incorporated into stockpile strategy throughout 2022, with the net effect of lower processed grade, but a net increase in Life-of-Mine ore tonnes. It is seen as a positive by Mountain Province that more diamond bearing ore is being mined that existed in the mine plan.

Mountain Province Diamonds President and CEO Mark Wall commented:

"While the beginning of last year was a challenging time for the Company, we ended 2021 strong with excellent sales results, record free cash flow and a $240.6M impairment reversal. Our recently announced US$50 million junior ranking finance package, combined with expected cash flow from production and an encouraging supply and demand dynamic are positioning us well to resolve the debt from our 2nd Lien bonds coming due at the end of the year.

We now have a clear Business Strategy in place, excellent cash-flows, a clear vision to manage our debt, as well as an updated NI 43-101 Technical Report on Gahcho Kué that we released yesterday that generates a pre-tax NPV of $1,233M attributable to Mountain Province.  That together with our initial results from our recently initiated Kennady North drill program with our first hole returning kimberlite intercepts at the South Anomaly which is incredibly encouraging, I believe that Mountain Province is position for an exciting future."

Gahcho Kué Mine Operations

The following table summarizes the key operating statistics for Q4 2021 and FY 2021, and the previous year, at the Gahcho Kué Mine.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,019	840	3,561	3,287
*Waste tonnes mined	kilo tonnes	9,794	8,956	31,886	32,583
*Total tonnes mined	kilo tonnes	10,813	9,796	35,447	35,870
*Ore in stockpile	kilo tonnes	748	269	748	269

Processing
*Ore tonnes processed	kilo tonnes	814	736	3,083	3,246
*Average plant throughput	tonnes per day	8,848	8,270	8,447	8,869
*Average diamond recovery	carats per tonne	1.86	2.07	2.02	2.01
*Diamonds recovered	000's carats	1,511	1,521	6,229	6,518
Approximate diamonds recovered - Mountain Province	000's carats	740	745	3,052	3,194
Cash costs of production per tonne of ore, net of capitalized stripping **		$77	89	89	86
Cash costs of production per tonne of ore, including capitalized stripping**		$111	116	110	103
Cash costs of production per carat recovered, net of capitalized stripping**		$42	43	44	43
Cash costs of production per carat recovered, including capitalized stripping**		$60	56	55	51

Sales
Approximate diamonds sold - Mountain Province***	000's carats	809	957	3,158	3,329
Average diamond sales price per carat	US	$84	$65	$75	$51

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's December 31, 2021 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Year ended	Year ended
(in thousands of Canadian dollars, except where otherwise noted)		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Sales		$85,144	80,206	308,723	226,993
Carats sold	000's carats	809	957	3,158	3,329
Average price per carat sold	$/carat	105	84	98	68
Cost of sales per carat*	$/carat	66	60	62	69
Earnings from mine operations per carat		$39	24	36	(1)
Earnings from mine operations	%	37%	28%	37%	-1%
Selling, general and administrative expenses		$5,467	3,255	13,858	12,934
Impairment reversal (loss) on property, plant and equipment		$240,593	(217,366)	240,593	(217,366)
Operating income (loss)		$265,491	(198,643)	334,916	(235,811)
Net income (loss) for the period		$237,619	(189,166)	276,167	(263,429)
Basic and diluted earnings (loss) per share		$1.13	(0.90)	1.31	(1.25)

Conference Call

The Company will host its quarterly conference call on Tuesday, March 29th, 2022 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q4 Earnings Conference Call

Conference ID: 08717516
Date of call: 03/29/2022
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://produceredition.webcasts.com/starthere.jsp?ei=1539163&tp_key=20e37f5c0d

Participant Toll-Free Dial-In Number:            (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2022/28/c8146.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:32e 28-MAR-22